Exhibit 2.01

AGREEMENT AND PLAN OF MERGER

Among

LBA REALTY FUND II—WBP LLC,

LBA REALTY FUND II—WBP I LLC and

BEDFORD PROPERTY INVESTORS, INC.

Dated as of February 10, 2006

i

ii

Exhibit A—Form of Guarantee
Exhibit B—Form of Opinion
Schedule 1—Forms of Resignation and Release

iii

AGREEMENT AND PLAN OF MERGER, dated as of February 10, 2006, among LBA Realty Fund II—WBP LLC, a Delaware limited liability company and a wholly-owned subsidiary of LBA Realty Fund II, L.P. (“Acquiror”), LBA Realty Fund II—WBP I LLC, a Delaware limited liability company and a wholly-owned subsidiary of Acquiror (“Merger Sub”), and Bedford Property Investors, Inc., a Maryland corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Acquiror, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and Plan of Merger (this “Agreement”);

WHEREAS, the Board of Directors of the Company (i) has determined that the Merger is advisable and in the best interests of the Company and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby and (ii) has recommended approval and adoption of this Agreement and approval of the Merger by the stockholders of the Company;

WHEREAS, concurrently with the execution of this Agreement certain stockholders of the Company have each executed a voting agreement, dated as of the date of this Agreement, whereby such stockholder agrees, among other things, to vote the shares of Company Common Stock beneficially owned by such stockholder in favor of this Agreement and the Merger; and

WHEREAS, Acquiror, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1. The Merger.   At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “Delaware Act”), Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and as a direct wholly-owned subsidiary of Acquiror, and the separate corporate existence of Merger Sub shall cease.

SECTION 1.2. Effective Time.   On the Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger or other appropriate documents (in any such case, the “Articles of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the MGCL, with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”), by filing a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the Delaware Act, with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and shall make all other filings or recordings required under the MGCL and the Delaware Act. The Merger shall become effective at such time as both the Articles of Merger are accepted for record by the Maryland Department and the Certificate of Merger is accepted for record by the Delaware Secretary of State, or at such later time (but not later than 30 days after the acceptance of the Articles of Merger for record) as is agreed upon by the parties and specified in the Articles of Merger and the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

SECTION 1.3. Closing of the Merger.   The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. local time on a date to be specified by the parties (the “Closing Date”), which Closing Date shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of such conditions), at the offices of Simpson Thacher & Bartlett LLP, 2550 Hanover Street, Palo Alto, California 94304, unless another date or place is agreed to in writing by the parties hereto.

SECTION 1.4. Effect of the Merger.   The Merger shall have the effects set forth in the MGCL and the Delaware Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5. Charter and Bylaws.   The charter of the Company (the “Charter”) in effect at the Effective Time shall be the charter of the Surviving Corporation until amended in accordance with applicable Law. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

SECTION 1.6. Directors.   The parties shall cause the directors of Merger Sub immediately prior to the Effective Time to be the initial directors of the Surviving Corporation, to hold office in accordance with the charter and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

SECTION 1.7. Officers.   The parties shall cause the officers of Merger Sub immediately prior to the Effective Time to be the initial officers of the Surviving Corporation, to hold office in accordance with the charter and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 2.1. Conversion of Securities.   At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the holders of any of the following securities:

(a)   All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.02 per par value share, of the Surviving Corporation;

(b)   each share of common stock, $0.02 par value per share, of the Company (“Company Common Stock”) owned by Acquiror, Merger Sub or any direct or indirect wholly owned Subsidiary of Acquiror or the Company immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(c)   each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.1(b)) shall be cancelled and shall be converted automatically into the right to receive an amount in cash (the “Merger Consideration”) equal to $27.00;

(d)   each share of 8.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Company Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding; and

(e)   each share of 7.625% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Company Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

SECTION 2.2. Exchange of Certificates.

(a)   Payment Agent.   Prior to the Effective Time, Acquiror shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Acquiror shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.1(c) (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent as directed by Acquiror; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.

(b)   Exchange Procedures.   As promptly as practicable after the Effective Time, Acquiror shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.1(c):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of (A) a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and (B) such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, after giving effect to any withholding tax pursuant to Section 2.2(f), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate representing such shares of Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Acquiror that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c)   No Further Rights.   From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided herein.

(d)   Termination of Exchange Fund.   Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock for one year after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Acquiror for, and Acquiror shall remain liable for, payment of their claim for the Merger Consideration (subject to applicable abandoned property, escheat and other similar Laws).

(e)   No Liability.   None of the Paying Agent, Merger Sub, Acquiror or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any such shares of Company Common Stock (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)    Withholding Rights.   Each of the Paying Agent, the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation or Acquiror, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Acquiror, as the case may be.

(g)   Lost Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.1(c).

SECTION 2.3. Stock Transfer Books.   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement. On or after the Effective Time, any Certificates presented to the Paying Agent or Acquiror for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.1(c).

SECTION 2.4. Stock Options.   As of the Effective Time, each then outstanding option to purchase shares of Company Common Stock (a “Company Stock Option”), whether or not then exercisable, shall be cancelled by the Company and in consideration of such cancellation, the Company shall pay to each holder thereof (and, if requested by the Company, Acquiror shall provide cash to the Company for such Payment) at the Effective Time in cash, net of withholding, an amount per share of Company Common Stock subject to such cancelled Company Stock Option equal to the excess, if any, of (i) the Merger Consideration, over (ii) the per share exercise price for such Company Stock Option (the “Option Consideration”). The Company shall take all actions necessary to terminate the Company Equity Plans as of the Effective Time.

SECTION 2.5. Dissenters’ Rights.   No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

SECTION 2.6. Restricted Shares.   The Company shall take such actions as are necessary so that as of the Effective Time, each share of restricted Company Common Stock which as of the Closing Date is issued and outstanding but not vested, shall fully vest. At the Effective Time, each issued and outstanding share of restricted Company Common Stock shall be converted into the right to receive the Merger Consideration as provided in Section 2.1(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the separate disclosure schedule delivered by the Company to Acquiror prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Acquiror and Merger Sub as follows:

SECTION 3.1. Incorporation.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Maryland. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Required Company Stockholder Approval”), to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Company has made available to Acquiror or its advisors complete and correct copies of the Charter and its bylaws, in each case as amended to the date of this Agreement. The Charter and bylaws of the Company are in full force and effect and the Company is not in violation of any provision of such documents.

(b)   Section 3.1 of the Company Disclosure Schedule lists each Subsidiary of the Company (each a “Company Subsidiary” and collectively the “Company Subsidiaries”). Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. The Company has made available to Acquiror or its advisors complete and correct copies of the Charter and Bylaws (or other comparable charter or organizational documents) of the Company Subsidiaries, in each case as amended to the date of this Agreement and each such document is in full force and affect. No Company Subsidiary is in material violation of its organizational documents. All the outstanding shares of capital stock of or other equity interests in each Company Subsidiary are owned solely by the Company or solely by a wholly owned Company Subsidiary, free and clear of any security interest, pledge, mortgage, deed of trust, lien, charge or encumbrance (each, an “Encumbrance”), and are duly authorized, validly issued, fully paid, nonassessable and free of any pre-emptive rights in respect thereof.

(c)   Each of the Company and the Company Subsidiaries has all necessary power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Company Subsidiary where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(d)   Except for interests in the Company Subsidiaries and except as otherwise set forth in Section 3.1(d) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

SECTION 3.2. Capitalization.

(a)   The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which shares of Company Preferred Stock, 805,000 shares have been classified and designated as Series A Preferred Stock and 2,400,000 shares have been classified and designated as Series B Preferred Stock. As of the date hereof (i) 16,105,045 shares of Company Common Stock, 805,000 shares of Company Series A Preferred Stock and 2,400,000 shares of Company Series B Preferred Stock were issued and outstanding and (ii) (A) 53,000 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Stock Options and (B) 1,159,821 shares of Company Common Stock were reserved for future issuance pursuant to awards under the Company’s 2003 Employee Stock Option Plan and the Company’s Amended and Restated 2002 Directors’ Stock Option Plan (the “Company Equity Plans”). As of the date hereof, the Company had no shares of Company Common Stock reserved for issuance other than as described above. All the outstanding shares of Company Common Stock are, and all shares which may be issued pursuant to Company Stock Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of any pre-emptive rights in respect thereof. As of the date hereof, no bonds, debentures, notes or other indebtedness of the Company convertible or exchangeable into voting securities of the Company are issued or outstanding and, except as set forth above, (i) no shares of stock or other voting securities of the Company are outstanding, (ii) no equity equivalents, interests in the ownership or earnings of the Company or other similar rights are outstanding and (iii) there are no existing options, warrants, calls, subscriptions or other rights or agreements or commitments relating to the stock of the Company or the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, transfer or sell any shares of stock, or other equity interest in, the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment. As of the date of this Agreement, except with respect to the terms of the Company Series A Preferred Stock and the Company Series B Preferred Stock, there are no outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of stock of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, as of February 6, 2006 the outstanding shares of Company Preferred Stock are “Held of Record” (as defined in Rule 12g5-1 of the Securities Exchange Act of 1934, as amended) by a total of 53 persons.

(b)   The minute book and stockholder, partner, member and ownership records of the Company and each of the Company Subsidiaries have been provided by Company to the Acquiror and are true, correct and complete as of the date hereof in all material respects.

(c)   Section 3.2(c) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of the Company Stock Options outstanding as of the date of this Agreement, including the name of the person to whom such Company Stock Options have been granted, the number of shares subject to each Company Stock Option, the per share exercise price for each Company Stock Option and whether the Company Stock Option is qualified. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.2(c) have been furnished or made available to the Acquiror.

(d)   Section 3.2(d) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of the unvested restricted share awards granted under the Company Equity Plans as of the date of this Agreement, including the name of the Person to whom such Company restricted shares have been granted for each such award. True and complete copies of all instruments referred to in this Section 3.2(d) have been furnished or made available to the Acquiror. As of the date hereof, the Company has not issued any share appreciation rights, dividend equivalent rights, performance awards, restricted stock unit awards or “phantom” shares.

(e)   There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of beneficial interest of the Company or which restrict the transfer of any such shares, nor does the Company have Knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.

(f)    Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act of 1933, as amended (the “Securities Act”)

SECTION 3.3. Authority.   The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Required Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company, and, assuming this Agreement constitutes a legal, valid and binding obligation of each of Acquiror and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including all Laws relating to fraudulent transfers), moratorium or similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 3.4. No Conflict.   Assuming that all filings, notifications, consents, approvals, authorizations and other actions described in Section 3.5 of this Agreement or Section 3.5 of the Company Disclosure Schedule have been obtained or made, and except as may result from any facts or circumstances relating solely to Acquiror or Merger Sub, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (a) violate or conflict with the Charter or bylaws of the Company or the comparable organizational documents of any Company Subsidiary, as amended or supplemented, (b) except as would not reasonably be expected to have a Company Material Adverse Effect, conflict with or violate any Law applicable to the Company, any Company Subsidiary or any of their respective properties or assets, or (c) except as would not reasonably be expected to have a Company Material Adverse Effect, result in any breach of, or constitute a default (with or without due notice, lapse of time or both) under, or give to others any rights of termination, acceleration or amendment, or result in the creation of any Encumbrance on any of the Company Properties pursuant to any note, bond, mortgage, indenture, lease, license, contract, agreement, permit, franchise, Company Material Contract or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound.

SECTION 3.5. Required Filings; Consents.   The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not require it to obtain any material consent, approval, authorization of, or other action by, or filing with or notification to, any Governmental Authority, except (i) the filing with the Securities and Exchange Commission (the “SEC”) of a current report on Form 8-K relating to the entry into this Agreement by the Company and a proxy statement relating to the approval and adoption of this Agreement and the approval of the Merger by the Company’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”), (ii) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (iii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the Maryland Department and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the Delaware Secretary of State; (v) such as may be required by any applicable state securities or “blue sky” laws, and (vi) as may be necessary as a result of any facts or circumstances relating solely to Acquiror or Merger Sub.

SECTION 3.6. Company SEC Documents; Financial Statements.

(a)   The Company has filed all required reports, proxy statements, forms, and other documents required to be filed by it with the SEC since January 1, 2004 (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents (i) were prepared in accordance with the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)   The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The Company has established and maintains disclosure controls and procedures and has otherwise operated in compliance with the requirements under Rules 13a-15 and 15d-15 of the Exchange Act. The Company has designed and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company.

(c)   Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated subsidiaries at December 31, 2005 (the “Balance Sheet Date”) (including the notes thereto) included in Section 3.6 of the Company Disclosure Schedule (the “Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated subsidiaries prepared in accordance with GAAP as applied in preparing such balance sheet on the Balance Sheet Date, except for liabilities and obligations incurred (i) in connection with the transactions contemplated by this Agreement, or (ii) in the ordinary course of business and in a manner consistent with past practice since the Balance Sheet Date that would not reasonably be expected to have a Company Material Adverse Effect.

(d)   The Company has previously provided or made available to the Acquiror a complete and correct copy of any amendments or modifications effected prior to the date of this Agreement which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC as exhibits to the Company SEC Documents pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder and are currently in effect.

SECTION 3.7. Information Supplied.   None of the information to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy Statement will, (i) on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to the stockholders of the Company or (ii) at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made (or omitted to be made) or incorporated by reference therein based on information supplied by Acquiror or Merger Sub for inclusion or incorporation by reference therein. If, at any time prior to the Company Stockholders’ Meeting, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly inform the Acquiror. All documents that the Company is responsible for filing with the SEC in connection with the Merger, or the other transactions contemplated by this Agreement, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 3.8. Absence of Certain Changes or Events.   Since the Balance Sheet Date, there has not been any Company Material Adverse Effect or any occurrence or circumstance that with the passage of time is reasonably likely to result in a Company Material Adverse Effect, and, except as specifically contemplated by this Agreement, since the Balance Sheet Date and through the date hereof, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course and there has not been (i) any material change in accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP or applicable Law, (ii) any acquisition or sale by the Company or any Company Subsidiary of any real property, (iii) any damage, destruction or loss (whether or not covered by insurance) with respect to any Company Property or asset of the Company or any Company Subsidiary and having a Company Material Adverse Effect, (iii) any material commitment, contractual obligation (including any management agreement, any lease (capital or otherwise) or any letter of intent), borrowing, liability, guaranty, capital expenditure or transaction entered into by the Company or any of the Company Subsidiaries outside the ordinary course of business, except for expenses of attorneys, accountants, investment bankers and other advisors incurred in connection with the consideration of the Merger or any other potential restructuring, liquidation, sale or other strategic transaction with regard to the Company, the Company Subsidiaries or their properties or (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any stock of the Company or any redemption, purchase or other acquisition of any of its securities other than a regular quarterly dividend on the Company Common Stock for the fiscal quarter ended December 31, 2005 not in excess of $0.51 per share, the Company Series A Preferred Stock not in excess of $1.09375 per share, the Company Series B Preferred Stock not in excess of $0.47656 per share and a special dividend on the Company Common Stock of $1.64 per share declared on December 21, 2005 and paid on January 17, 2006 to holders of record of Company Common Stock on December 30, 2005.

SECTION 3.9. Litigation.   As of the date hereof, there are no claims, actions, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary before any Governmental Authority that would have a Company Material Adverse Effect or that seeks to or would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement or the performance of the Company’s obligations hereunder. To the Knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award that would have a Company Material Adverse Effect. As of the date hereof, none of the Company or any Company Subsidiary has entered into any agreement to settle or compromise any suit, action or proceeding that is or was pending or threatened against it which has involved any obligation, other than the payment of money that has been paid or for which the Company or any Company Subsidiary has any continuing material obligation after the date hereof.

SECTION 3.10. Compliance with Laws.   To the Knowledge of the Company, since January 1, 2004, the Company and the Company Subsidiaries have complied in all respects with all Laws applicable to its business or operations, except for violations and failures to comply that would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have all permits, licenses and franchises from Governmental Authorities (“Permits”) required to conduct their businesses as now being conducted, except for such Permits the absence of which would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.11. Company Properties; Assets.

(a)   The Company or a Company Subsidiary, as the case may be, holds fee title to each of the properties listed as owned properties on Section 3.11 of the Company Disclosure Schedule (the “Company Properties”) free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)   Valid policies of title insurance have been issued to either the Company or the Company Subsidiaries insuring the Company’s or any of the Company Subsidiaries’ fee simple title to the Company Properties owned in fee in amounts at least equal to the purchase price thereof, subject only to the matters set forth therein or Permitted Encumbrances, and such policies are, at the date hereof, in full force and effect and there are no pending claims against any such policy.

(c)   Any material certificate, permit or license from any governmental authority having jurisdiction over any of the Company Properties and any agreement, easement or other right which is necessary to permit the material lawful use and operation of the buildings and improvements on any of the Company Properties or which is necessary to permit the lawful use and operation in all material respects of all driveways, roads and other means of egress and ingress, which the Company has rights to, to and from any of the Company Properties which are currently occupied and are material to the operation of the property has been obtained and is in full force and effect. The Company is not in receipt of any written notice of any violation of any material federal, state or municipal law, ordinance, order, regulation or requirement affecting any portion of any of the Company Properties issued by any governmental authority other than such violations which would not reasonably be expected to have a Company Material Adverse Effect.

(d)   To the Knowledge of the Company, (A) there are no material structural defects relating to the Company Properties, (B) there are no Company Properties whose building systems are not in working order in any material respect (except for normal maintenance and operating systems failures which in any event are the subject of adequate pending repair procedures), (C) there is no physical damage to any Company Property in excess of $500,000 for which there is no insurance in effect covering the cost of the restoration as of the date hereof, (D) there is no current renovation or restoration to any Company Property is underway or for which contracts have been entered into the cost of which exceeds $500,000 and (E) there are no leasing commissions or tenant improvement allowances in excess of $100,000 which will become due and payable after the Closing Date with respect to any Company Properties except as set forth in the Company Material Contracts.

(e)   To the Knowledge of the Company, it has not received any written notice to the effect that (x) any condemnation or material rezoning proceedings are pending or threatened with respect to any of the Company Properties or (y) any zoning, building or similar law, code, ordinance, order or regulation is or will be violated in any material respect by the Company or the Company Subsidiaries by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties as currently maintained, used or operated by the Company or the Company Subsidiaries or by the continued maintenance, operation or use of the parking areas as currently maintained, used or operated by the Company or the Company Subsidiaries which is not insured over and where the remedying of such violations would materially and adversely affect the relevant Company Property.

(f)    The Company and each Company Subsidiary has good and sufficient title to all the personal and non-real properties and assets reflected in their respective books and records as being owned by them free and clear of all Encumbrances, except for (i) Permitted Encumbrances or (ii) such deficiencies of title as would not result in a Company Material Adverse Effect.

SECTION 3.12. Taxes.

(a)   Each of the Company and the Company Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account extensions properly granted by a Governmental Authority having authority to do so) and all such Tax Returns were accurate and complete in all material respects and (ii) paid all material Taxes (whether or not shown on such Tax Returns) that are required to be paid by it, on or before the date hereof. The Balance Sheet reflects an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in accordance with GAAP for all Taxes payable by the Company and the Company Subsidiaries as of the Balance Sheet Date. Accurate and complete copies of all federal and state income Tax Returns for the Company and the Company Subsidiaries with respect to the taxable years commencing on or after January 2002 have been delivered or made available to representatives of Acquiror. Neither the Company nor any of the Company Subsidiaries has executed or filed with the Internal Revenue Service (“IRS”) or any other taxing authority any material agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any material Tax matter is currently in force with respect to the Company or any of the Company Subsidiaries.

(b)   All material deficiencies asserted or assessments made with respect to the Company or any of the Company Subsidiaries as a result of any examinations by the IRS or any other taxing authority of the material Tax Returns of, or covering, or including the Company or any of the Company Subsidiaries have been fully paid to the extent relating to the Company or any of the Company Subsidiaries, and there are no other material audits, examinations or other proceedings relating to any Taxes of the Company or any of the Company Subsidiaries by any taxing authority in progress. Neither the Company nor any of the Company Subsidiaries has received any notice from any taxing authority that it intends to conduct such a material audit, examination or other proceeding in respect to Taxes or make any assessment for Taxes. Neither the Company nor any of the Company Subsidiaries is a party to any material litigation or material pending litigation or material administrative proceeding relating to Taxes.

(c)   Neither the Company nor any of the Company Subsidiaries is a party to any material agreement providing for the allocation or sharing of Taxes.

(d)   There are no material liens for Taxes upon the assets of the Company or any of the Company Subsidiaries or the Company Properties, except liens for Taxes not yet due and payable.

(e)   The Company, (i) for all taxable years commencing with the Company’s taxable year ending December 31, 1985 through December 31, 2005 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2005 to the date hereof in a manner that will permit it to qualify as a REIT, (iii) intends to continue to operate, in such a manner as to permit it to continue to qualify as a REIT, and (iv) has not taken or omitted to take any action which would reasonably be expected to result in a challenge to its status as a REIT. No challenge to the Company’s status as a REIT is pending or has been threatened in writing. No Company Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), or as a “taxable REIT subsidiary,” within the meaning of Section 856(l) of the Code. Since the date of its initial qualification as a REIT, neither the Company nor any Company Subsidiary has owned any debt or equity securities of any issuer that would violate the provisions of Section 856(c)(4) of the Code.

(f)    Each Company Subsidiary that is a partnership, joint venture, or limited liability company has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(g)   Section 3.12(g) of the Company Disclosure Schedule lists each asset the disposition of which would be subject to rules similar to Section 1374 of the Code and the amount of built-in gain (within the meaning of Section 1374(d) of the Code) on each such asset.

(h)   During the two year period ending as of the Closing Date, neither the Company nor any of the Company Subsidiaries has engaged in a transaction that was intended to qualify as a “like kind exchange” under Section 1031 of the Code with a related person that would be subject to the provisions of Section 1031(f) of the Code.

(i)    Since the beginning of its taxable year that ended December 31, 1985, the Company has not incurred any liability for excise taxes under sections 857(b), 860(c) or 4981 of the Code. Neither the Company nor any of the Company Subsidiaries has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.

(j)    The Company and the Company Subsidiaries have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(k)   No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any such Company Subsidiary is or may be subject to taxation by that jurisdiction.

(l)    Neither the Company nor any other Person on behalf of the Company or any Company Subsidiary has requested any extension of time within which to file any material Tax Return, which has not yet been filed.

(m)  Neither the Company nor any of the Company Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(n)   Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated, unitary, combined or consolidated group or (ii) has any liability for the material Taxes of another person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(o)   As of the date hereof, the Company does not have any earnings and profits attributable to the Company or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(p)   The Company and the Company Subsidiaries have disclosed to the IRS all positions taken on its U.S. federal income Tax Returns which could give rise to a substantial understatement of Tax under Section 6662 or Section 6662A of the Code.

(q)   None of the direct or indirect assets of the Company or any of the Company Subsidiaries consist of property described in Section 1221(a)(1) of the Code.

(r)    There are no material Tax Protection Agreements currently in force.

(s)    The Company is not a “personal holding company” within the meaning of Section 542 of the Code.

(t)    Neither the Company nor any Company Subsidiary has a direct or indirect equity interest in any entity that is treated as a partnership for U.S. federal income tax purposes.

(w)  The aggregate tax basis of the Company in its assets as determined for U.S. federal income tax purposes is in excess of the Company’s aggregate liabilities, including in each case the Company’s allocable share of tax basis and liabilities of any entities in which it owns an equity interest where that entity is treated as other than a corporation for federal income tax purposes, as such allocable shares are determined for U.S. federal income tax purposes.

SECTION 3.13. Environmental, Health and Safety Matters.   Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company or a Company Subsidiary, as applicable, holds all the environmental, health and safety Permits necessary for the use, occupancy or operation of each Company Property, (b) the Company and the Company Subsidiaries are in material compliance with all Laws relating to pollution or protection of the environment, health, safety or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials (“Environmental Laws”) and all of their environmental, health and safety Permits with respect to the Company Properties, (c) neither the Company nor a Company Subsidiary has released any Hazardous Materials on any of the Company Properties, (d) to the Knowledge of the Company, there are no underground storage tanks located on any Company Property not disclosed in the Company’s Phase I Reports on such Company Properties that have been delivered to the Acquiror prior to the date hereof and (e) no Company Property is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or on the Comprehensive Environmental Response, Compensation and Liability Information System list maintained by the United States Environmental Protection Agency or any similar state list of sites requiring investigation or cleanup.

SECTION 3.14. Insurance.   The Company has delivered to the Acquiror prior to the date hereof a list that is true and complete in all material respects of all insurance policies in force as of the date hereof naming the Company, any Company Subsidiary or any employees thereof as an insured or beneficiary or as a loss payable payee or for which the Company or any Company Subsidiary has paid or is obligated to pay all or part of the premiums. As of the date hereof, there is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer and (b) would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies (or renewals or replacements thereof) are in full force and effect, all premiums due and payable thereon have been paid. No written notice of cancellation or termination has been received by the Company with respect to any such policy which has to the Knowledge of the Company will not be renewed or replaced prior to the date of such cancellation.

SECTION 3.15. Company Material Contracts

(a)   Section 3.15 of the Company Disclosure Schedule lists each of the following contracts and agreements of the Company and the Company Subsidiaries as of the date hereof (each such contract and agreement, being a “Company Material Contract”):

(i)    other than contracts for ordinary repair and maintenance, all agreements for the provision of services for, or the management, maintenance, replacement or repair of, all or portion of any Company Properties, which agreements (A) have a remaining term in excess of ninety (90) days or are not cancelable (without material penalty, cost or other liability) within ninety (90) days and (B) are reasonably likely to result in expenses to the Company in excess of $150,000 in any fiscal year;

(ii)   all partnership, limited liability company or joint venture agreements;

(iii)  any agreement (other than among consolidated Subsidiaries) under which indebtedness is outstanding or may be incurred or pursuant to which any property or asset is mortgaged, pledged or otherwise subject to an Encumbrance (other than a Permitted Encumbrance), or any agreement restricting the incurrence of indebtedness or the incurrence of Encumbrances or restricting the payment of dividends or the transfer of any Company Properties;

(iv)  all leases of real property on the Company Properties other than among Company Subsidiaries equal to or greater than 15,000 rentable square feet;

(v)    any agreement that purports to limit in any material respect the right of the Company or any Company Subsidiary (A) to engage in any line of business, or (B) to compete with any person or operate in any location;

(vi)  any agreements for the pending sale, acquisition, option to sell, right of first refusal, right of first offer or any other contractual right to dispose of or acquire any real property;

(vii) any employment agreements, severance, change in control or termination agreements with officers of the Company or any Company Subsidiary, or labor or collective bargaining agreements;

(viii)     any indemnification agreements with officers or directors of the Company or any Company Subsidiary;

(ix)  each contract entered into by the Company or any Company Subsidiary that provides by its terms for future total payments by or obligations of the Company or a Company Subsidiary in excess of $200,000 in any fiscal year (other than employment, severance, change in control or termination agreements); and

(x)    any other agreement required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries is and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract, (ii) to the Knowledge of the Company, none of the Company or any of the Company Subsidiaries have received any claim of default under any such agreement, and (iii) to the Knowledge of the Company, no event has occurred which would result in a breach or violation of, or a default under, any Company Contract (in each case, with or without notice or lapse of time or both). Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to Acquiror true and complete copies of all Company Material Contracts, including any amendments thereto.

SECTION 3.16. Employment Matters.

(a)   Section 3.16 of the Company Disclosure Schedule sets forth each material “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each benefit program, practice or contract providing for bonuses, incentive compensation, vacation pay, benefits upon a change in control, severance pay, employee insurance, stock options, restricted stock, restricted stock units, employee discounts, company cars, tuition reimbursement, and employee loans other than any programs, practices or contracts providing immaterial perquisites or benefits, presently maintained or contributed to by the Company or any Company Subsidiary, or with respect to which the Company or any ERISA Affiliate could incur liability under Section 4069, 4204 or 4212(c) of ERISA (collectively, the “Company Benefit Plans”). Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS. With respect to each of the Company Benefit Plans, the Company has made available to Acquiror a true and correct copy of (i) the plan document, or if none, any written contract or agreement setting forth the material terms of such program, arrangement or contract (and, if applicable, related trust or funding agreements or insurance policies), (ii) if applicable, the annual reports (Form 5500) filed with the IRS for the last three plan years, (iii) the most recent determination letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (iv) the most recent summary plan description for such Company Benefit Plan (or other official written descriptions of such Company Benefit Plan provided to employees) and all modifications thereto; and (v) all material correspondence with the Department of Labor or the IRS.

(b)   Neither the Company nor any ERISA Affiliate sponsors or has sponsored any Company Benefit Plan that is subject to the provisions of Title IV of ERISA, is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code, is a voluntary employee beneficiary association or is a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither the Company nor any ERISA Affiliate sponsors or has sponsored any Company Benefit Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any ERISA Affiliate, except as required by Section 4980B of the Code.

(c)   Each Company Benefit Plan has been administered in all material respects in accordance with its terms and the requirements of applicable Law, including ERISA and the Code, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)   With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any ERISA Affiliate could be subject to any liability under the terms of such the Company Benefit Plans, ERISA, the Code or any other applicable Law which would have a Company Material Adverse Effect.

(e)   Full payment has been made, or otherwise properly accrued on the books and records of the Company and any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Company Benefit Plans to have paid as contributions to such Company Benefit Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date.

(f)    Neither the Company, an ERISA Affiliate or any person appointed or otherwise designated to act on behalf of the Company, or an ERISA Affiliate, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan that is reasonably expected to result in the imposition of a penalty or pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975(a) of the Code, except as would not reasonably be expected to result in a Company Material Adverse Effect.

(g)   No material liability, claim, action or litigation has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than for benefits payable in the ordinary course of business).

(h)   Neither the execution and delivery of this Agreement nor the consummation of the Merger and the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any Company Subsidiary. Section 3.16(h) of the Company Disclosure Schedule lists the amounts required to be paid or payable to or with respect to any employee or other service provider of the Company or any Company Subsidiary who, in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that will or could reasonably be expected to be payments that could be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to pay or otherwise reimburse any Person for any tax imposed under Section 4999 of the Code.

(i)    Neither the Company nor any Company Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any Company Subsidiary and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary. As of the date hereof, there is no labor dispute, strike or work stoppage against the Company or any Company Subsidiary pending or threatened in writing which may interfere with the respective business activities of the Company or any Company Subsidiary, except where such dispute, strike or work stoppage would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the Knowledge of the Company, none of the Company or any Company Subsidiary, or their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any Company Subsidiary, and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable state agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not reasonably be expected to have a Company Material Adverse Effect.

(j)    The Company has made available to Acquiror or its advisors (i) copies of all employment agreements with officers of the Company and the Company Subsidiaries, (ii) copies of all severance agreements, programs and policies of the Company with or relating to its employees and (iii) copies of all plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain change in control provisions, all of which are set forth in Section 3.16 of the Company Disclosure Schedule.

SECTION 3.17. Voting Requirements; Antitakeover Statutes.

(a)   The Required Company Stockholder Approval is the only vote of the holders of any class of the Company’s capital stock necessary to approve this Agreement and the Merger and other transactions contemplated by this Agreement.

(b)   The Company has taken all action required to be taken by it in order to exempt this Agreement and the Merger from, and this Agreement and the Merger are exempt from, the requirements of any takeover Laws of any state, including the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, or any takeover provision in the Charter and bylaws of the Company. The provisions of the Maryland Business Combination Act and the Maryland Control Share Acquisition Act do not apply to the Merger.

SECTION 3.18. Opinion of the Company Financial Advisor.   The Company has received an opinion from Banc of America Securities LLC (the “Company Financial Advisor”) to the effect that, as of the date of this Agreement, the consideration to be received in the Merger by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

SECTION 3.19. Brokers.   Except for the Company Financial Advisor and as set forth in Section 3.19 of the Company Disclosure Schedule, no broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company is solely responsible for the fees and expenses of the Company Financial Advisor.

SECTION 3.20. Employee Loans.   There are no outstanding loans made by the Company or any Company Subsidiary to any of its respective employees, officers or directors.

SECTION 3.21. Shareholders’ Rights Agreement.   Except as provided in the Company’s Charter, neither the Company nor any Company Subsidiary has adopted, or intends to adopt, a shareholders’ rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares of beneficial interest or any other equity or debt securities of the Company or any Company Subsidiary.

SECTION 3.22. Transactions with Affiliates.   Other than compensation and benefits received in the ordinary course of business as an employee or director of the Company or the Company Subsidiaries, no director, officer or other Affiliate of the Company or any Company Subsidiary or any entity in which, to the Knowledge of the Company, any such director, officer or other Affiliate or associate owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by any such Persons), has any interest in: (a) any contract, arrangement or understanding with, or relating to the business or operations of Company or any Company Subsidiary; (b) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company or any Company Subsidiary; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in, the business or operations of the Company or any Company Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 4.1. Incorporation.

(a)   Each of Acquiror and Merger Sub is a duly organized, validly existing and in good standing under the laws of the jurisdiction of the State of Delaware. Each of Acquiror and Merger Sub has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(b)   Each of Acquiror and Merger Sub has all necessary power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Acquiror and Merger Sub is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have an Acquiror Material Adverse Effect.

SECTION 4.2. Authority.   The execution and delivery of this Agreement by each of Acquiror and Merger Sub, the performance by each of Acquiror and Merger Sub of its obligations hereunder and the consummation by each of Acquiror and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by each of Acquiror and Merger Sub and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes the legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including all Laws relating to fraudulent transfers), moratorium or similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 4.3. No Conflict.   Assuming that all filings, notifications, consents, approvals, authorizations and other actions described in Section 4.4 of this Agreement have been obtained or made, and except as may result from any facts or circumstances relating solely to the Company, the execution, delivery and performance of this Agreement by Acquiror and Merger Sub and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with the articles of incorporation or by-laws (or other comparable charter or organizational documents) of Acquiror or Merger Sub, (b) except as would not reasonably be expected to have an Acquiror Material Adverse Effect, conflict with or violate any Law applicable to Acquiror, Merger Sub or any of their respective properties or assets or (c) except as would not reasonably be expected to have an Acquiror Material Adverse Effect result in any breach of, or constitute a default (with or without due notice, lapse of time or both) under, or give to others any rights of termination, acceleration or amendment, or result in the creation of any material Encumbrance on any of the properties or assets of Acquiror or Merger Sub pursuant to any note, bond, mortgage, indenture, lease, license, contract, agreement, permit, franchise, or other instrument or obligation to which the Acquiror or Merger Sub is a party or by which either of them or any of their respective properties or assets may be bound.

SECTION 4.4. Required Filings; Consents.   The execution, delivery and performance of this Agreement by Acquiror and Merger Sub and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby do not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (i) as set forth in clauses (i) through (v) of Section 3.5 and (ii) as may be necessary as a result of any facts or circumstances relating solely to the Company.

SECTION 4.5. Information Supplied.   None of the information supplied or to be supplied by Acquiror or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, (i) on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to the stockholders of the Company or (ii) at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Acquiror or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

SECTION 4.6. Litigation.   As of the date hereof, there are no claims, actions, proceedings or investigations pending or, to the Knowledge of Acquiror, threatened against Acquiror or Merger Sub before any Governmental Authority that would have an Acquiror Material Adverse Effect or that seeks to or would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement or the performance of the Acquiror’s and the Merger Sub’s obligations hereunder. To the Knowledge of Acquiror, neither Acquiror nor Merger Sub is subject to any order, writ, judgment, injunction, decree, determination or award that would have an Acquiror Material Adverse Effect on Acquiror.

SECTION 4.7. Financing

(a)   At the Effective Time, Acquiror will have immediately available funds sufficient to pay the Merger Consideration, the Option Consideration, all related fees and expenses and any other amounts necessary to consummate the transactions contemplated by this Agreement.

(b)   Acquiror has delivered to the Company complete and correct copies of (i) a fully executed equity commitment letter (the “Equity Commitment Letter”) from LBA Realty Fund II, L.P. (the “Guarantor”), pursuant to which the Guarantor has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing to Acquiror and Merger Sub in the amount set forth therein in connection with the transactions contemplated by this Agreement and (ii) a fully executed debt commitment letter dated as of February 2, 2006 (the “Debt Commitment Letter”) from AIG Global Investment Group (the “Lender”), pursuant to which such Lender has committed, upon the terms and subject to the conditions set forth therein, to provide debt financing to Acquiror and Merger Sub in an amount (together with the amounts to be funded by Guarantor pursuant to the Equity Commitment Letter) sufficient to enable Acquiror to satisfy its obligations under this Agreement. As of February 10, 2006, each of the Equity Commitment Letter and the Debt Commitment Letter is in full force and effect and all commitment fees due and payable thereunder have been paid in full.

SECTION 4.8. Ownership of Merger Sub; No Prior Activities.   Acquiror owns all of the outstanding stock of Merger Sub. Merger Sub was formed by Acquiror solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and this Agreement and the transactions contemplated hereby, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business or activity of any type or kind whatsoever or entered into any agreements or arrangements with any person.

SECTION 4.9. Required Vote.   No vote of holders of any shares of any class or series of the capital stock of Acquiror is necessary to approve this Agreement or the Merger.

SECTION 4.10. Brokers.   Except for Merrill Lynch & Co. (the “Acquiror Financial Advisor”), no broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquiror or Merger Sub. Acquiror is solely responsible for the fees and expenses of the Acquiror Financial Advisor.

SECTION 4.11. Guarantee.   Concurrently with the execution of this Agreement, Acquiror shall have delivered to the Company the duly executed guarantee of the Guarantor in the form attached as Exhibit A to this Agreement (the “Guarantee”). The Guarantee is valid and in full force and effect, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.1. Conduct of Business of the Company Pending the Merger.   Prior to the Effective Time, the Company agrees (except as expressly contemplated or permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, or to the extent that Acquiror shall otherwise consent in writing, such consent not to be unreasonably withheld or delayed, as follows:

(a)   Ordinary Course.   The Company and the Company Subsidiaries shall (i) carry on their respective businesses (including leasing activities and related capital expenditures) in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and shall use reasonable best efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with the Company and the Company Subsidiaries and (ii) comply in all material respects with all applicable Laws wherever their respective businesses are conducted, including the timely filing of reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act.

(b)   Dividends; Changes in Stock.   Subject to Section 6.14, the Company shall not (i) declare or pay any dividends on or make other distributions in respect of any of its stock other than (A) the regular quarterly dividend for the quarter ended March 31, 2006 not to exceed $0.21 per share on Company Common Stock, and (B) the regular quarterly dividend not to exceed $1.09375 per share on the Company Series A Preferred Stock and $0.47656 per share on the Company Series B Preferred Stock, (ii) split, combine or reclassify any of its stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its stock or (iii) repurchase, redeem or otherwise acquire, or permit any Company Subsidiary to repurchase, redeem or otherwise acquire, any shares of stock of the Company or any Company Subsidiary, except for repurchases of Company Common Stock pursuant to the terms of any Company Equity Plan to satisfy any tax withholding payment obligation at the time of vesting.

(c)   Issuance of Securities; Amendments.   The Company shall not, and it shall not permit any Company Subsidiary to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its stock of any class or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of stock options outstanding on the date of this Agreement and (ii) issuances by a wholly owned Subsidiary of the Company of its stock to the Company. The Company shall not and it shall not permit any Company Subsidiary to, amend any term of any outstanding security of the Company or any Company Subsidiary.

(d)   Governing Documents.   The Company shall not amend or propose to amend the Charter or its bylaws or permit any Company Subsidiary to amend its articles of incorporation or bylaws (or other comparable charter or organizational documents).

(e)   No Acquisitions.   The Company shall not, and it shall not permit any Company Subsidiary to, acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination) any business or any corporation, partnership, association or other business organization or division thereof or any property or assets, other than (i) acquisitions of assets (other than real property) in the ordinary course of business consistent with past practice and (ii) pending acquisitions of real property pursuant to definitive agreements executed prior to the date hereof and identified in Section 5.1 of the Company Disclosure Schedule.

(f)    No Dispositions; No Leasing.   The Company shall not, and it shall not permit any Company Subsidiary to, sell or otherwise dispose of, or subject to any Encumbrance (other than Permitted Encumbrances), any of its assets other than (i) sales of assets (other than real property) in the ordinary course of business consistent with past practice and (ii) pending sales of real property pursuant to definitive agreements executed prior to the date hereof and identified in Section 5.1 of the Company Disclosure Schedule. The Company shall not, and it shall not permit any Company Subsidiary to, lease any real property or amend, modify, terminate or renew any lease or waive, release or assign any rights or claims under any lease, other than (i) amendments, modifications, terminations or renewals of existing leases for premises not exceeding 5,000 square feet that are made in the ordinary course of business consistent with past practice, (ii) leases entered into with third parties in the ordinary course of business consistent with past practice for premises not exceeding 5,000 square feet or (iii) any amendments, modifications, terminations or renewals of existing leases that are required by the terms of such leases.

(g)   Capital Expenditures.   The Company shall not, and shall not permit any Company Subsidiary to, authorize or make any capital expenditures other than capital expenditures (i) described in the summary of approved capital expenditures set forth in Section 5.1 of the Company Disclosure Schedule or (ii) incurred in the ordinary course of the business of the Company and the Company Subsidiaries as currently conducted (including capital expenditures required as a result of ordinary maintenance, repair and leasing activities and development cost) that in the aggregate do not exceed $50,000.

(h)   Indebtedness.   The Company shall not, and it shall not permit any Company Subsidiary to, incur, repurchase or repay any indebtedness for borrowed money or guarantee, assume, endorse or otherwise become responsible for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of others, other than (i) borrowings under the Company’s existing credit agreements and overnight borrowing in the ordinary course of business consistent with past practice (which outstanding borrowings shall not exceed $115 million at any time), (ii) the refinancing of the mortgage loans set forth in Section 5.1 of the Company Disclosure Schedule and (iii) debt payments in the ordinary course of business pursuant to the existing terms of outstanding loans or notes. Except as set forth in the preceding sentence, the Company shall not, and shall not permit any Company Subsidiary to, mortgage or pledge any Company assets. Notwithstanding anything in this Section 5.1(h) to the contrary, the Company shall cause the entire indebtedness evidenced or secured by the documents identified in paragraphs 22 though 26, inclusive, of Section 3.15(a)(iii) of the Company Disclosure Schedule to be paid, on or prior to the maturity date thereof, using, to the extent possible, the credit facility created pursuant to and evidenced by the documents identified in paragraphs 1 through 9, inclusive, of Section 3.15(a)(iii) of the Company Disclosure Schedule.

(i)    Tax Matters.   The Company shall not (A) make or rescind any express or deemed election relating to Taxes (unless such election or rescission is required by law or necessary (1) to preserve the status of the Company as a REIT under the Code or (2) to qualify or preserve the status of any Company Subsidiary as a partnership for federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary pursuant to the applicable provisions of Section 856 of the Code, as the case may be, provided that in such events the Company shall notify Acquiror of such election and shall not fail to make such election in a timely manner); (B) file an amendment to any material tax return; (C) settle or compromise any material federal, state, local or foreign Tax liability, or waive or extend the statute of limitations in respect of such material Taxes; (D) take any action that might (1) cause the Company to no longer qualify as a REIT or (2) prevent the Surviving Corporation from continuing to qualify as a REIT after the Closing; (E) fail to take any action necessary to ensure that (1) the Company maintains its status as a REIT, and (2) the Surviving Corporation continues to qualify as a REIT after the Closing; or (F) enter into, amend or modify any material Tax Protection Agreement, or take any action that would, or could reasonably be expected to, violate any material Tax Protection Agreement or otherwise give rise to any material liability of the Company or any Company Subsidiary with respect thereto.

(j)    Accounting Matters.   Except as may be required as a result of a change in Law or in GAAP, in which case the Company shall notify the Acquiror, the Company shall not change any of the accounting principles or practices used by it (whether for financial accounting or Tax purposes).

(k)   Company Material Contracts.   Neither the Company nor any Company Subsidiary shall (i) modify, amend or terminate any Company Material Contract to which the Company or such Company Subsidiary is a party or waive, release or assign any material rights or claims thereunder or (ii) enter into any Company Material Contract except to the extent specifically permitted by this Agreement or the Company Disclosure Schedules.

(l)    Employee Benefits.   The Company shall not, and shall not permit any Company Subsidiary to, (i) grant any increase in the compensation or benefits of any of its directors, officers or employees except in the ordinary course consistent with past practice or as set forth in Section 5.1 of the Company Disclosure Schedule, (ii) except as may be required to comply with applicable Law or as previously promised to employees or directors as set forth in this Agreement or the Company Disclosure Schedules, either (A) become obligated under any Company Benefit Plan which was not in existence on the date hereof or (B) amend or terminate any such plan in existence on the date hereof to materially enhance the benefits thereunder or (iii) grant to any officer, director or employee of the Company or any Company Subsidiary the right to receive any new severance, change of control or termination pay or termination benefits, grant any increase in, or otherwise alter or amend, any right to receive any severance, change of control or termination pay or termination benefits or enter into or otherwise amend or alter any new employment, loan, retention, consulting, indemnification, termination, change of control, severance or similar agreement with any officer, director or employee other than (x) the grant of compensation and benefits as previously promised to current employees and directors but which is not yet documented as set forth in Section 5.1 of the Company Disclosure Schedule and (y) the grant of compensation and benefits to any employee (other than an officer) hired after the date of this Agreement.

(m)  Claims.   The Company shall not, and shall not permit any Company Subsidiary to, waive, release, assign, settle or compromise any pending or threatened action or claim in excess of $100,000 individually or $250,000 in the aggregate; provided, that the Company shall not waive, settle or compromise any pending or threatened action or claim relating to this Agreement, the Merger or any of the transactions contemplated by this Agreement without the prior written consent of the Acquiror.

(n)   Extraordinary Transactions.   The Company shall not, and it shall not permit any Company Subsidiary to, (i) merge or consolidate with any other Person; (ii) form or commence the operations of any corporation, partnership, joint venture, business association or other business organization or division thereof; or (iii) adopt a plan of complete or partial liquidation or adopt resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the Merger).

(o)   Contrary Agreements.   Neither the Company nor any Company Subsidiary shall enter into any agreement or otherwise make a commitment, to do any of the matters set forth in clauses (b) through (n) of this Section 5.1.

In connection with the continued operation of the Company and the Company Subsidiaries, the Company will confer in good faith on a regular and frequent basis with one or more representatives of the Acquiror designated to the Company regarding operational matters and the general status of ongoing operations and will notify the Acquiror promptly if the Company determines in good faith that a Company Material Adverse Effect has occurred or is reasonably expected to occur. The Company acknowledges that the Acquiror does not and will not waive any rights it may have under this Agreement as a result of such consultations.

SECTION 5.2. No Solicitation.

(a)   Immediately after the execution of this Agreement, the Company will, and will direct its representatives to, terminate and cease any discussions or negotiations with any parties relating to an Acquisition Proposal. The Company shall promptly request that each Person (other than the Acquiror) who has executed a confidentiality agreement with the Company prior to date hereof in connection with that Person’s consideration of an Acquisition Proposal within the past twelve months return or destroy all non-public information furnished to that Person by or on behalf of the Company in accordance with the terms of the applicable confidentiality agreement. The Company shall take reasonable steps to promptly inform its representatives of the Company’s obligations under this Section 5.2(a) and to instruct its representatives to notify the Company as promptly as practicable following the receipt of an Acquisition Proposal.

(b)   The Company shall not, nor shall it permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any Company Subsidiary to, directly or indirectly, (i) solicit or initiate or knowingly encourage or otherwise knowingly facilitate (including by way of furnishing information) any inquiries or the implementation or submission of any Acquisition Proposal, or (ii) participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any Acquisition Proposal; provided, however, that, prior to the approval and adoption of this Agreement and the Merger by the Company stockholders at the Company Stockholders’ Meeting, nothing contained in this Agreement shall prevent the Company or its Board of Directors (or any committee thereof) from furnishing information to, or engaging in negotiations or discussions with, any person in connection with an unsolicited bona fide written Acquisition Proposal by such person, if and only to the extent that (A) prior to taking such action the Board of Directors (or such committee) determines in good faith, after consultation with its outside counsel, that the directors are required to do so in order to comply with their duties to the Company and its stockholders under applicable Law, and (B) the Company has (1) caused such person to enter into a confidentiality agreement with the Company containing terms and conditions regarding the non-disclosure and non-use of confidential information that are substantially the same as those contained in the Confidentiality Agreement and (2) concurrently discloses the same such non-public information to the Acquiror if not previously disclosed.

(c)   The Company shall notify the Acquiror in writing promptly (but in any event within 48 hours) upon receipt by the Company of (i) an Acquisition Proposal or an indication by any Person that it intends to make an Acquisition Proposal or (ii) any request for nonpublic information relating to the Company or any Company Subsidiary that would reasonably be expected to lead to an Acquisition Proposal or any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide the Acquiror promptly (and in any event within 48 hours) in writing with the identity of such person and a copy of such Acquisition Proposal, indication, inquiry or request, including any modifications thereto (or, where no such copy is available, a description of such Acquisition Proposal, indication, inquiry or request). The Company shall keep the Acquiror reasonably informed on a prompt basis of the status of any Acquisition Proposal, indication, inquiry or request, and any related communications to or by the Company or its representatives (the Company agreeing that it shall not, and it shall cause the Company Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to the Acquiror). The Company shall not, and shall not cause any Company Subsidiary to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party and the Company shall, and shall cause each Company Subsidiary to, enforce the provisions of any such agreement.

(d)   Except as set forth in this Section 5.2, neither the Board or Directors of the Company nor any committee thereof shall (i) withdraw or modify, in a manner adverse to Acquiror or Merger Sub, the approval or recommendation of this Agreement, the Merger or the other transactions contemplated hereby by the Board of Directors; (ii) approve or recommend any Acquisition Proposal; or (iii) approve or enter into any letter of intent, acquisition agreement or similar agreement with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(b)). Notwithstanding the foregoing, prior to the approval and adoption of this Agreement and the Merger by the Company stockholders at the Company Stockholders Meeting and subject to the Company’s compliance with this Section 5.2, in response to the receipt of an unsolicited Acquisition Proposal, the Board of Directors may withdraw or modify the approval or recommendation of this Agreement, the Merger or the other transactions contemplated hereby (such event, a “Change in Board Recommendation”) if (A) the Board of Directors of the Company has determined in good faith, after consulting with its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and has determined in good faith, after consultation with its outside legal counsel, that such actions are necessary to comply with the directors’ duties to the Company and its stockholders of the Company under applicable Laws; (B) the Company has notified the Acquiror in writing that it intends to effect a Change in Board Recommendation, attaching to such notice the terms and conditions of such unsolicited Acquisition Proposal, the identity of the Person or group making the Acquisition Proposal and copies of any agreements and documents relating to such Acquisition Proposal that have been received by the Company, including, any definitive agreement relating to such Acquisition Proposal, if available; and (C) during the three business day period following the Acquiror’s receipt of such notice, (1) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiated in good faith with), the Acquiror in making adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger and the transactions contemplated by this Agreement, (2) the Acquiror shall be entitled to deliver to the Company a counterproposal to such Acquisition Proposal (a “Counterproposal”), and (3) if the Acquiror delivers a Counterproposal pursuant to the preceding clause (2), then the Company’s Board of Directors shall have determined in good faith, after the end of such three business day period, and consultation with its financial advisors, that the Acquisition Proposal is more favorable to the Company’s stockholders than the Counterproposal (taking into account all financial and strategic conditions, including the conditions, prospects and timing for completion of the proposals). For the avoidance of doubt, the parties hereto acknowledge and agree that any amendment to the financial terms or any other material amendment to any material term of an Acquisition Proposal subject to the procedures in this Section 5.2(d) shall be treated as a new Acquisition Proposal for the purposes of this Section 5.2(d) (for example, a new written notice by the Company and a new three business day period is required).

(e)   Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company stockholders if the Board of Directors (or any committee thereof) of the Company determines in good faith (after consultation with its outside legal counsel) that it is required to do so under applicable Law; provided, however, that neither the Company nor its Board of Directors shall (i) recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal) or (ii) withdraw, modify or amend the recommendation of the Merger and this Agreement, unless in each case, the requirements of Section 5.2(d) have been satisfied.

(f)    For purposes of this Agreement:

(i)    “Acquisition Proposal” means any proposal or offer (including any proposal from or to the Company’s stockholders) from any person other than Acquiror or Merger Sub relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of the Company Subsidiaries, (B) sale, lease (other than in the ordinary course of business consistent with past practice) or other disposition of assets of the Company or any Company Subsidiary representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries taken as a whole, (C) issuance, sale or other disposition of securities representing 15% or more of the voting power of the capital stock of the Company, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the voting power of the capital stock of the Company or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company, and in each case, including any series of related transactions. The events described in any of clauses (A) through (E) are referred to herein as an “Acquisition”.

(ii)   “Superior Proposal” means any bona fide written Acquisition Proposal not solicited or initiated in violation of Section 5.2(b) that (i) relates to more than 50% of the outstanding shares of Company Common Stock or more than 50% of the assets of the Company and the Company Subsidiaries taken as a whole and (ii) is on terms that the Board of Directors of the Company determines in its good faith judgment (after receiving the advice of its financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s stockholders from a financial point of view than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by the Company in response thereto).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1. Proxy Statement.   As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC under the Exchange Act the preliminary Proxy Statement. Each of the Company and Acquiror shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. The Company shall notify Acquiror of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Acquiror promptly copies of all written comments received from the SEC with respect to the Proxy Statement. The Company shall give Acquiror and its counsel the opportunity to review and approve (such approval not to be unreasonably withheld) the Proxy Statement prior to its being filed with the SEC and shall give Acquiror and its counsel the opportunity to review and approve (such approval not to be unreasonably withheld) all amendments and supplements to the Proxy Statement prior to their being filed with the SEC. Each of the Company, Acquiror and Merger Sub agrees to use its best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Company Common Stock entitled to vote at the Company Stockholders’ Meeting at the earliest practicable time. If, at any time prior to receipt of the Required Company Stockholder Approval, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the parties shall notify each other promptly of such event, and the Company shall promptly file with the SEC any necessary amendment or supplement to the Proxy Statement, and, as required by law, shall disseminate the information contained in such amendment or supplement to the Company’s stockholders.

SECTION 6.2. Company Stockholders’ Meeting.

(a)   Unless this Agreement is terminated by its terms, the Company shall call, give notice of and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable for the purpose of obtaining the Required Company Stockholder Approval. Unless this Agreement is terminated by its terms, (i) subject to Section 5.2, the Board of Directors of the Company shall recommend to the holders of shares of Company Common Stock that they approve and adopt this Agreement and approve the Merger, (ii) such recommendation shall be included in the Proxy Statement and (iii) the Company shall use its reasonable best efforts to obtain the Required Company Stockholder Approval.

(b)   The Company’s obligation to call, give notice of and hold the Company Stockholders’ Meeting in accordance with Section 6.2(a) shall not be limited or otherwise affected by the withdrawal, modification, qualification or amendment by the Company’s Board of Directors, or any committee thereof, of its recommendation of this Agreement and the transactions contemplated hereby, so long as this Agreement has not been terminated by its terms.

SECTION 6.3. Access to Information; Confidentiality.

(a)   Except as otherwise prevented by Law or the terms of any contract entered into prior to the date hereof or as would be reasonably expected to violate any attorney-client privilege, after the date hereof, the Company shall afford to Acquiror, and to Acquiror’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours, upon advance notice and at Acquiror’s expense, during the period prior to the Effective Time to all the properties, books, contracts, commitments, records, employees, officers and agents of the Company and the Company Subsidiaries, and during such period, the Company shall furnish promptly to Acquiror (a) at Acquiror’s request, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of applicable federal or state securities laws and (b) all other information concerning its business, properties and personnel as Acquiror may reasonably request. Without limiting the foregoing, the Acquiror shall have the right to conduct reasonable appraisal and environmental and engineering inspections and surveys of each of the Company’s Properties; provided, however, that neither the Acquiror nor its representatives nor its agents shall have the right to take or analyze any sample of any environmental medium (including soil, groundwater, surface water, air or sediment) or any building material or to otherwise perform any invasive or destructive testing procedure on any building.

(b)   Until the Effective Time, the Guarantor will be bound by the terms of the confidentiality agreement entered into with the Company (the “Confidentiality Agreement”) and all information provided to Acquiror pursuant to Section 6.3(a) shall be kept confidential pursuant to the terms thereof.

SECTION 6.4. Approvals and Consents; Cooperation; Filings.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from other third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, investigating or challenging this Agreement or the consummation of any of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In the event that any of the Company or any of the Company Subsidiaries shall fail to obtain any third party consent described above, the Company or such Company Subsidiary, as applicable, shall use its reasonable best efforts and shall take such actions as are reasonably requested by the Acquiror, to minimize the adverse effect upon the Company, the Company Subsidiaries and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent; provided that in each case the obligations of the Company and the Company Subsidiaries shall be limited to such efforts and actions as shall have no material adverse effect on the Company, the Company Subsidiaries or their respective businesses prior to the Effective Time.

(b)   Each party shall notify the other promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto), (ii) any communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto) or (iii) any material legal actions threatened or commenced against or otherwise affecting any of the parties that are related to the transactions contemplated by this Agreement.

(c)   As soon as practicable following the date of this Agreement, the Company and the Acquiror each shall promptly prepare and file any filings (in addition to those described in Section 6.1) required under the Exchange Act or any other federal, state or foreign Law relating to the Merger (collectively, the “Other Filings”). The Company and the Acquiror shall cooperate and consult with each other in connection with the making of all such Other Filings, including by providing copies of all relevant documents to the non-filing party and its advisors prior to the filing. Neither the Company nor the Acquiror shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Each of the Company and the Acquiror shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Company and the Acquiror shall supply the other with copies of all correspondence between it and each of its subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company and the Acquiror each shall promptly obtain and furnish the other (i) the information which may be reasonably required in order to make such Other Filings and (ii) any additional information which may be requested by a Governmental Authority and which the parties reasonably deem appropriate.

(d)   As soon as practicable following the date of this Agreement, the Company shall request an estoppel certificate and subordination and nondisturbance agreements, in the form provided by Acquiror, from those tenants under any lease in excess of 5,000 square feet with respect to a Company Property identified by Acquiror. The Company shall use commercially reasonable efforts to obtain such estoppel certificates prior to the Effective Time.

SECTION 6.5. Company Benefit Plans.

(a)   Acquiror hereby agrees to the following provisions:

(i)    Prior to the Effective Time, the Company will terminate the employment of each of the employees of the Company identified by Acquiror (unless such employee’s employment has previously been terminated for any reason).

(ii)   At the Effective Time, Acquiror shall offer employment with the Surviving Corporation or an Affiliate of Acquiror to all employees of the Company and the Company Subsidiaries (other than those terminated pursuant to clause (i) above). Any offer of employment shall be subject to Acquiror’s or such Affiliate’s policies and procedures on background checks and confirmation of immigration status of each such employee. Such employment shall be on an at-will basis.

(iii)  Acquiror shall, and shall cause the Surviving Corporation and each applicable Affiliate of Acquiror who employs the employees of the Company and the Company Subsidiaries to, assume all liabilities under the Company Benefit Plans, and under all policies, agreements, programs and plans described in Section 6.5(c) below.

(iv)  For a period of at least two years after the Effective Time, Acquiror shall, or shall cause an Affiliate of the Acquiror to, provide to all individuals who are employees of the Company and the Company Subsidiaries as of immediately prior to the Effective Time and their eligible beneficiaries (the “Covered Persons”) with medical, dental and vision benefits (the “Covered Benefits”) on terms that are no less favorable in any respect to the medical, dental and vision benefits provided to such Covered Persons by the Company immediately prior to the Effective Time. The Covered Benefits shall be provided to the Covered Persons at Acquiror’s sole expense, and shall continue to be provided pursuant to this Section 6.5(a)(iv) regardless of whether such Covered Persons subsequently become eligible for medical, dental or vision insurance from another employer. Notwithstanding any provision of this Section 6.5(a)(iv) to the contrary, any Covered Person who becomes actively employed by the Acquiror or any Affiliate of the Acquiror (other than the Company) following the Effective Time (a “Transferred Employee”) shall no longer be entitled to the Covered Benefits as described in the preceding two sentences, but shall be entitled to participate in the medical, dental and vision plans, programs and arrangements (if any) of the Acquiror or any Affiliate of the Acquiror (other than the Company) (the “Acquiror Plans”) that actively employs such Transferred Employee pursuant to the terms of such Acquiror Plans.

(b)   All service credited to each employee by the Company through the Effective Time shall be recognized by Acquiror, the Surviving Corporation and the applicable Affiliate of Acquiror for all purposes, including for purposes of eligibility, vesting, benefit accruals (but excluding benefit accrual under any defined benefit plan) and level of benefits under any employee benefit plan provided by Acquiror or each applicable Affiliate of Acquiror for the benefit of such employees. With respect to any welfare benefit plan established or maintained by Acquiror or its Affiliates or Subsidiaries for the benefit of employees of the Company or the Company Subsidiaries and their eligible dependents, Acquiror shall, or shall cause the relevant Affiliate or Subsidiary to, waive any pre-existing condition exclusions, eligibility waiting periods, and evidence of insurability requirements (to the same extent such limitations, waiting periods, or evidence of insurability requirements would not have applied under the relevant Company Benefit Plan) and provide that any covered expenses incurred on or before the Effective Time in respect of the current plan year by any employee of the Company (or any covered dependent of such an employee) shall be taken into account for purposes of satisfying applicable deductible, offset, coinsurance and maximum out-of-pocket provisions (or similar payments or limitations) after the Effective Time in respect of such current plan year.

(c)   Acquiror hereby agrees, and agrees to cause the Surviving Corporation and each applicable Affiliate of Acquiror, to honor (without modification) and assume the severance policies, employment agreements, and retention agreements listed in Section 3.16 of the Company Disclosure Schedule.

SECTION 6.6. Indemnification and Insurance.

(a)   Acquiror and the Surviving Corporation agree that the indemnification obligations and limitations of liability set forth in Article VI, Section 5 and Article IX of the Charter, and Article XII of the Company’s bylaws, in each case as of the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company or any of the Company Subsidiaries.

(b)   The Company shall, to the fullest extent permitted under applicable Law indemnify and hold harmless, and, after the Effective Time, Acquiror and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director or officer of the Company and of each Company Subsidiary and each such person who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust pension or other employee benefit plan or enterprise (collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative (each a “Legal Action”), arising out of or pertaining to any action or omission in their capacity as a director or officer, in each case occurring on or before the Effective Time (including the transactions contemplated by this Agreement). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) the Company or Acquiror and the Surviving Corporation, as the case may be, shall pay the fees and expenses of counsel selected by any Indemnified Party, which counsel shall be reasonably satisfactory to the Company or to Acquiror and the Surviving Corporation and consistent with any applicable directors and officers insurance policy, as the case may be, promptly after statements therefor are received and (ii) the Company and Acquiror and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor Acquiror or the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); provided, further, that none of the Acquiror or the Surviving Corporation shall be obligated under this Section 6.6(b) to pay the fees and expenses of more than one counsel (chosen by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single or consolidated Legal Action or Legal Actions except to the extent that an Indemnified Party shall have interests in the outcome of such action that conflict with the interests of other Indemnified Parties in the outcome of such action in which case such Indemnified Party shall be entitled to separate counsel; and provided, further, that the Acquiror and the Surviving Corporation shall have no obligation hereunder to advance fees or expenses to any Indemnified Party unless the Acquiror and the Surviving Corporation receive an undertaking by or on behalf of such Indemnified Party to repay any advanced fees and expenses if it is ultimately determined under applicable Law that such Indemnified Party was not entitled to be indemnified. Any Indemnified Party wishing to claim indemnification under this Section 6.6(b) in respect of a Legal Action, shall notify the Company or the Acquiror and the Surviving Corporation, as applicable, in writing thereof upon learning of the Legal Action; provided, however, that the failure to so notify shall not affect the obligations under this Section 6.6(b) of the Company or the Acquiror and the Surviving Corporation, as applicable, except to the extent such failure to notify materially prejudices such party.

(c)   Prior to the Effective Time, the Company shall purchase a “tail” insurance policy with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time, in amount and scope at least as favorable as the Company’s existing policies; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policies exceed 300% of the last annual premium paid by the Company for such insurance (such 300% amount being the “Maximum Premium”). The Company agrees to consult with the Acquiror in connection with purchasing such insurance coverage. If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 6.6(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium. The Company represents that such current annual premium amount with respect to directors’ and officers’ liability insurance is set forth in Section 6.6(c) of the Company Disclosure Schedule.

(d)   In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in this Section 6.6.

(e)   The obligations of the Company, the Surviving Corporation, and Acquiror under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.6 applies without the consent of such affected director or officer persons (it being expressly agreed that each such director or officer to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6).

SECTION 6.7. Obligations of Merger Sub.   Acquiror shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.8. Public Announcements.   Acquiror and the Company shall each consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated by this Agreement and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which written consent shall not be unreasonably withheld; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement as may be required by Law or any listing agreement with any applicable stock exchange if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner.

SECTION 6.9. Transfer and Gains Taxes.   Acquiror and the Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer and Gains Taxes”). From and after the Effective Time, the Surviving Corporation will pay or cause to be paid, all Transfer and Gains Taxes.

SECTION 6.10. REIT Status.   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or Acquiror from taking, and the Company and Acquiror hereby agree, respectively, to take any action at any time or from time to time that in the reasonable judgment of the Board of Directors of the Company or Board of Directors of Acquiror, as the case may be, upon advice of counsel, is legally necessary for the Company to maintain its qualification as a REIT or to eliminate or reduce income or excise taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) for any period or portion thereof ending on or prior to the Effective Time, including making dividend or distribution payments to stockholders of the Company; provided that (a) the Company is not presently aware of any action that is currently legally necessary to be taken for the Company to maintain its qualification as a REIT or to eliminate or reduce income or excise taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) that would constitute, or would be reasonably likely to constitute, a breach of this Agreement and (b) prior notice is given to the Acquiror of any actions that will otherwise constitute a breach of this Agreement. Following the Merger, Acquiror shall use its best efforts to take any such actions as may be necessary to maintain the Company’s status as a REIT for any period or portion thereof ending on or prior to the Effective Time (including the mailing of stockholder demand letters as required by Treasury Regulations Section 1.857-8).

SECTION 6.11. Company Common Stock Ownership Limitations.   The Company shall take all action necessary to ensure that the transactions contemplated by this Agreement will not result in any violation of the Company Common Stock ownership limitations set forth in Article VII of the Charter.

SECTION 6.12. Resignations.   Prior to or contemporaneously with the Effective Time, the Company shall use its reasonable best efforts to cause each of its directors and officers, and each of the directors, officers and managers of the Company Subsidiaries (and shall use its commercially reasonable efforts to cause any director of any of the Company’s special purpose entities), to submit his or her resignation from such position(s) and execute and deliver a release in the form of the applicable release set forth on Schedule 1 hereto, effective as of the Effective Time; provided, however, that by resigning such officers and directors will not lose the benefit of any “change of control” provisions of any employment agreement or other instruments to which they would otherwise be entitled.

SECTION 6.13. Use of “Bedford” Name.   Each of the Company, the Acquiror and the Merger Sub, agrees on behalf of itself and its Affiliates (excluding Peter Bedford in the case of the Company), not to use the “Bedford” name for any purposes (including the conduct of the business in the ordinary course) after the Closing. The parties agree and acknowledge that Peter Bedford is a third-party beneficiary of this Section 6.13.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.1. Conditions to the Obligations of Each Party.   The obligations of the Company, Acquiror and Merger Sub to consummate the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)   Company Stockholder Approval.   The Company shall have obtained the Required Company Stockholder Approval.

(b)   No Injunction or Restraint.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation or order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

SECTION 7.2. Conditions to the Obligations of Acquiror and Merger Sub.   The obligations of Acquiror and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Acquiror on or prior to the Closing Date of the following further conditions:

(a)   Company Representations and Warranties.   The representations and warranties of the Company contained in this Agreement that are qualified as to “Company Material Adverse Effect” shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date). The representations and warranties of the Company contained in this Agreement that are not qualified as to “Company Material Adverse Effect” shall be true and correct on the date hereof and on the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date, including the representations and warranties in Section 4.7(b)), except, in each case or in the aggregate, as would not reasonably be expected to constitute a Company Material Adverse Effect at the Closing Date. Notwithstanding the preceding two sentences, the representations and warranties of the Company contained in Sections 3.2(a), 3.2(c) and 3.2(d) (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all material respects and the representations and warranties contained in Section 3.11(a) shall be true and correct, in each case on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date). Acquiror shall have received a certificate of an executive officer of the Company to effect described in this Section 7.2(a) dated the Closing Date.

(b)   Company Agreements and Covenants.   The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Acquiror shall have received a certificate of an executive officer of the Company to that effect dated the Closing Date.

(c)   Tax Opinion.   Acquiror shall have received an opinion dated as of the Closing Date of Simpson Thacher & Bartlett LLP in the form attached hereto as Exhibit B based and conditioned upon customary representations substantially similar to the representations contained in the certificate furnished to Acquiror in connection with execution of this Agreement.

(d)   Absence of Material Adverse Change.   On the Closing Date, there shall not exist an event, change or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 7.3. Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following further conditions:

(a)   Acquiror Representations and Warranties.   The representations and warranties of each of Acquiror and Merger Sub contained in this Agreement that are qualified as to “Acquiror Material Adverse Effect” shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date). The representations and warranties of each of Acquiror and Merger Sub contained in this Agreement that are not qualified as to “Acquiror Material Adverse Effect” shall be true and correct on the date hereof and on the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case or in the aggregate, as would not reasonably be expected to constitute an Acquiror Material Adverse Effect at the Closing Date. The Company shall have received a certificate of an executive officer of each of Acquiror and Merger Sub to the effect described in the preceding two sentences dated the Closing Date.

(b)   Acquiror Agreements and Covenants.   Each of Acquiror and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate of an executive officer of each of Acquiror and Merger Sub to that effect dated the Closing Date.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1. Termination.   This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after approval thereof by stockholders of the Company or Acquiror, as follows:

(a)   by mutual written consent of Acquiror and the Company;

(b)   by either Acquiror or the Company if the Effective Time shall not have occurred on or before 11:59 p.m., Eastern Time, on September 30, 2006 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;

(c)   by the Company, upon a breach of, or failure to perform, any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, or if any representation or warranty of Acquiror or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or (b), as the case may be, would be incapable of being satisfied by July 31, 2006 or, in the case of any breach or failure to perform that first occurs after July 31, 2006, by the earlier of (i) thirty (30) days after such breach or failure to perform and (ii) the End Date;

(d)   by Acquiror, upon a breach of, or failure to perform, any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or (b), as the case may be, would be incapable of being satisfied by July 31, 2006 or, in the case of any breach or failure to perform that first occurs after July 31, 2006, by the earlier of (i) thirty (30) days after such breach or failure to perform and (ii) the End Date;

(e)   by either Acquiror or the Company if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement under this Section 8.1(e) shall have used its reasonable best efforts to remove such injunction, order or decree;

(f)    by Acquiror at any time prior to the adoption of this Agreement and approval of the Merger by the Required Company Stockholder Approval if (i) the Company shall (A) fail to include a recommendation of this Agreement and the transactions contemplated hereby in the Proxy Statement, (B) effect a Change of Board Recommendation, or (C) approve or recommend any Acquisition Proposal; (ii) the Company enters into a contract with respect to an Acquisition Proposal (other than a confidentiality agreement entered into compliance with Section 5.2(b)) or (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced prior to obtaining the Required Company Stockholder Approval with respect to the Merger and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend acceptance of such tender offer or exchange offer) within ten business days after commencement;

(g)   by the Company at any time prior to the adoption of this Agreement and approval of the Merger by the Required Company Stockholder Approval if: (i) the Board of Directors shall have effected a Change of Board Recommendation in accordance with Section 5.2(d) of this Agreement, including clauses (A) through (C) thereof; (ii) the Company intends to enter into a definitive agreement relating to the Acquisition Proposal described in Section 5.2(d) of this Agreement; (iii) the Company and each Company Subsidiary is in compliance with its obligations under Section 5.2 in all material respects and (iv) the Company pays to Acquiror the Company Termination Fee simultaneously with such termination (any purported termination pursuant to this Section 8.1(g) shall be void and of no force or effect unless the Company shall have made such payment); or

(h)   by Acquiror or the Company if the Required Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or any adjournment or postponement thereof upon a vote taken to approve the Merger by the stockholders of the Company at such meeting; provided, however, that this right to terminate this Agreement under this Section 8.1(h) shall not be available to the Company if the Company is in breach in any material respect of its obligations under Sections 6.1 or 6.2 in a manner that could reasonably be expected to adversely affect the results of the Company Stockholders’ Meeting.

SECTION 8.2. Effect of Termination.   In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Acquiror, Merger Sub or the Company or their Affiliates or the respective directors, officers, employees, partners or stockholders of any of the foregoing, and all rights and obligations of any party hereto shall cease, other than the provisions of Section 6.3(b), 6.8, this Section 8.2, Section 8.3 and Article IX, which shall survive such termination, and except to the extent that such termination results from any fraud or the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 8.3. Fees and Expenses.

(a)   Except as otherwise set forth in this Section 8.3, all Expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger or any of such other transactions is consummated. “Expenses” shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts, appraisal firms and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the closing of the Merger and the other transactions contemplated hereby.

(b)   The Company agrees that if this Agreement shall be terminated (i) (A) by Acquiror or the Company pursuant to Section 8.1(b) or 8.1(h) or by Acquiror pursuant to Section 8.1(f)(i) or 8.1(f)(iii) and

(B) an Acquisition Proposal has been publicly announced prior to such termination and within 12 months following such termination an Acquisition of the Company is consummated or the Company enters into a definitive agreement with respect to an Acquisition of the Company, then the Company shall pay Acquiror an amount equal to $16 million, plus the reasonable documented Expenses of the Acquiror up to an aggregate maximum amount of such Expenses of $3.5 million (the “Company Termination Fee”) promptly (but in no event later than two (2) business days) after the consummation of such Acquisition or the entry into such definitive agreement; (ii) by Acquiror pursuant to Section 8.1(f)(ii), then the Company shall pay Acquiror the Company Termination Fee promptly (but in no event later than two (2) business days) after such termination or (iii) by the Company pursuant to Section 8.1(g), then the Company shall pay Acquiror the Company Termination Fee before or concurrently with such termination and such payment shall be a condition precedent to the effectiveness of such termination.

(c)   The Company agrees that if this Agreement shall be terminated by the Acquiror pursuant to Section 8.1(d), then (provided that the Company was not entitled to terminate this Agreement pursuant to Section 8.1(c) at the time of such termination) the Company shall pay the Acquiror the reasonable documented Expenses of the Acquiror, up to an aggregate maximum amount of $3.5 million, promptly (but in no event later than two (2) business days) after such termination; provided, however, that in no event shall the Company be required to pay any such Expenses to the Acquiror in the event that it is required to pay the Company Termination Fee pursuant to Section 8.3(b).

(d)   The Acquiror agrees that if this Agreement shall be terminated by the Company pursuant to Section 8.1(c), then (provided that the Acquiror was not entitled to terminate this Agreement pursuant to Section 8.1(d) at the time of such termination) the Acquiror shall pay the Company the reasonable documented Expenses of the Company, up to an aggregate maximum amount of $3.5 million, promptly (but in no event later than two (2) business days) after such termination.

(e)   In the event that the Company is obligated to pay the Company Termination Fee set forth in Section 8.3(b) or the Expenses set forth in Section 8.3(c) (the “Termination Payment”), the Company shall pay to Acquiror from the Termination Payment deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Termination Payment or (ii) the sum of (1) the maximum amount that can be paid to Acquiror without causing Acquiror to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)(H) or 856(c)(3)(A)(I) of the Code (“Qualifying Income”), as determined by Acquiror’s independent certified public accountants, plus (2) in the event Acquiror receives either (A) a letter from Acquiror’s counsel indicating that Acquiror has received a ruling from the IRS described in Section 8.3(f) or (B) an opinion from Acquiror’s outside counsel as described in Section 8.3(f), an amount equal to the Termination Payment less the amount payable under clause (1) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by Acquiror and on such terms (subject to Section 8.3(f)) as shall be mutually agreed upon by the Company, Acquiror and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 8.3(e) shall be made at the time the Company is obligated to pay Acquiror such amount pursuant to Section 8.3(b) and/or Section 8.3(c), as applicable, by wire transfer or bank check.

(f)    The escrow agreement shall provide that the Termination Payment in escrow or any portion thereof shall not be released to Acquiror unless the escrow agent receives any one or combination of the following: (i) a letter from Acquiror’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Acquiror without causing Acquiror to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Acquiror’s accountants revising that amount, in which case the escrow agent shall release such amount to Acquiror, or (ii) a letter from Acquiror’s counsel indicating that Acquiror received a ruling from the IRS holding that the receipt by Acquiror of the

Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, Acquiror’s outside counsel has rendered a legal opinion to the effect that the receipt by Acquiror of the Termination Payment would constitute Qualifying Income, would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or would not otherwise disqualify Acquiror as a REIT), in which case the escrow agent shall release the remainder of the Termination Payment to Acquiror. The Company agrees to amend this Section 8.3 at the request of Acquiror in order to (A) maximize the portion of the Termination Payment that may be distributed to Acquiror hereunder without causing Acquiror to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve Acquiror’s chances of securing a favorable ruling described in this Section 8.3(f) or (C) assist the Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3(f); provided that in each case the obligations of the Company shall be limited to such amendments as shall not be adverse in any manner to the Company and its stockholders. For the avoidance of doubt, the Company agrees that maximizing distributions to Acquiror under clause (A) or improving Acquiror’s chances of securing a favorable ruling under clause (B) shall not, in and of themselves, be treated as adverse to the Company or its stockholders for purposes of the proviso in the preceding sentence.

(g)   Each of the parties hereto acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, if any party fails to pay to another party hereto any amounts due under this Section 8.3, the failing party shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

SECTION 8.4. Amendment.   This Agreement may be amended by the parties at any time before or after any required approval of this Agreement by the stockholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.5. Extension; Waiver.   At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1. Non-Survival of Representations.   None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including Article II, Section 6.5 and Section 6.6.

SECTION 9.2. Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such address for a party as shall be specified by like notice):

(a)   if to Acquiror or Merger Sub, to:

LBA Realty LLC
17901 Von Karman Avenue
Suite 950
Irvine, CA
Attention: Phil Belling
Facsimile No.: (949) 955-9325

with a copy (which copy shall not be deemed to be notice to Acquiror or Merger Sub) to:

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Attention: Gilbert G. Menna
Facsimile No.: (617) 523-1231

(b)   if to the Company, to:

Bedford Property Investors, Inc.
270 Lafayette Circle
Lafayette, CA 94549
Attention: Dennis Klimmek
Facsimile No.: (925) 283-8480

with a copy (which copy shall not be deemed to be notice to the Company) to:

Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, CA 94034
and
2550 Hanover Street
Palo Alto, CA 94304
Attention: Kevin Kennedy
Facsimile No.: (650) 251-5002

Each such communication shall be effective (i) if delivered personally, when such delivery is made at the address specified in this Section 9.2, or (ii) if delivered by overnight courier service, the next business day after such communication is sent to the address specified in this Section 9.2.

SECTION 9.3. Interpretation.   When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” An exception or disclosure made in the Company Disclosure Schedule with regard to a representation of the Company shall be deemed made with respect to any other representation by such party to which such exception or disclosure is reasonably apparent.

SECTION 9.4. Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

SECTION 9.5. Entire Agreement; No Third-Party Beneficiaries.   This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement (provided, however, that the provisions of the Confidentiality Agreement shall remain valid and in effect) and, except for the provisions of Article II and Sections 6.6 and 6.13, is not intended to confer upon any person other than the parties any rights or remedies hereunder.

SECTION 9.6. Assignment.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any attempted assignment in violation of the foregoing shall be null and void; provided, however, that Acquiror and Merger Sub may assign all or any of their respective rights, interests and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of Guarantor, provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform its obligations. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.7. Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to agreements entered into and performed entirely within such State, except to the extent that the MGCL and the Delaware Act are held to govern the terms of the Merger.

SECTION 9.8. Enforcement.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company or any Company Subsidiary in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Acquiror shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and/or any Company Subsidiary and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of California or in California state court, this being in addition to any other remedy to which it is entitled at law or in equity. The parties acknowledge that the Company and the Company Subsidiaries shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and that the sole and exclusive remedy with respect to any such breach shall be for damages as set forth in the following sentence and the Guarantee; provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by Acquiror of Section 6.3(b), 6.8 or 6.13. The Company agrees that to the extent it or the Company Subsidiaries have incurred losses or damages in connection with this Agreement the maximum aggregate liability of Acquiror, Merger Sub and Guarantor for such losses or damages shall be limited to an amount equal to the amount of the Guarantee, and in no event shall the Company or the Company Subsidiaries seek to recover any money damages in excess of such amount from Acquiror, Merger Sub or Guarantor or their respective representatives and Affiliates in connection therewith. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of California or any California state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of California.

SECTION 9.9. Waiver of Jury Trial.   Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.9.

SECTION 9.10. Disclaimer of Other Representations and Warranties.   Acquiror, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the transactions contemplated hereby, (b) no person has been authorized by any party to make any representation or warranty relating itself or its businesses or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.

SECTION 9.11. Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 9.12. Definitions.   (a) For purposes of this Agreement:

(i)    “Acquiror Material Adverse Effect” means any change in, or effect on, Acquiror or Merger Sub that (individually or in the aggregate with any other changes therein or effects thereof) could reasonably be expected to materially impair the ability of the Acquiror and the Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement;

(ii)   an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(iii)    “Company Material Adverse Effect” means any change in, or effect on, the Company or the Company Subsidiaries that is (individually or in the aggregate with any other changes therein or effects thereof) materially adverse to the Company and the Company Subsidiaries, taken as a whole, other than any such changes or effects resulting from the following to the extent they occur after the date hereof (A) changes in general (national, regional or local) economic, regulatory, financial or securities market or political conditions or changes that generally affect the business or industry in which the Company and the Company Subsidiaries operate (including owners or managers of office or industrial properties in general) and do not disproportionately impact the Company or the Company Subsidiaries relative to the other participants in such business or industry, (B) any change in Law or GAAP or interpretation thereof, (C) any outbreak or escalation of war or any acts of terrorism, (D) earthquakes or other natural disasters, or (E) this Agreement or the transactions contemplated hereby or the announcement or performance thereof;

(iv)     “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise;

(v)      “Governmental Authority” means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency, commission or any court, tribunal or judicial or arbitral body;

(vi)     “Hazardous Materials” means (A) any petroleum or petroleum products, by products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law;

(vii)   “Knowledge” means, with respect to the matter in question, if any of the executive officers of the Company, any of the persons set forth on Section 9.12(a) of the Company Disclosure Schedule or any executive officers of the Acquiror, as the case may be, has knowledge of such matter after due inquiry;

(viii)  “Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, judgment or decree, and any judicial or administrative interpretation thereof, and any other requirement or rule of law;

(ix)     “Permitted Encumbrances” means (A) mortgages, deeds of trust, liens, security interests, claims and other charges and encumbrances in favor of any lender set forth on the Company Disclosure Schedule or included in the Company’s electronic data room (the “Data Room”) and given in connection with indebtedness that is assumed by Acquiror hereunder or to which Acquiror takes subject; (B) inchoate mechanic, construction and materialmen liens for completed construction or construction in progress; (C) (1) reciprocal easement agreements of record that do not have a Company Material Adverse Effect and (2) all leases and subleases pertaining to premises in excess of 15,000 rentable square feet, as disclosed on the Company Disclosure Schedules or in the Data Room, and all other leases and subleases; (D) building restrictions and zoning and other regulations, resolutions and ordinances and any amendments thereto now or hereafter adopted; (E) any state of facts, easements or other encumbrances shown on a survey delivered by the Company to Acquiror; (F) consents previously granted by the Company or any former owner of the property for the erection of any structure or structures on, under or above any street or streets on which the Company Property may abut; (G) easements or rights of use of record in favor of any utility company for construction, use, maintenance or repair of utility lines, wires, terminal boxes, mains, pipes, cables, conduits, poles and other equipment and facilities on, under and across the Company Property; (H) non-delinquent liens for any unpaid real estate Tax, water charge, sewer rent and assessment; (I) standard printed exclusions from coverage contained in the form of title insurance policy then issued by the title company providing title insurance for Acquiror; (J) liens or encumbrances encumbering the property as to which the Company shall deliver to Acquiror, or to the title company providing title insurance for Acquiror, if any, at or prior to the Closing, proper instruments, in recordable form, either canceling such liens or encumbrances, together with any other instruments necessary thereto and the cost of recording and canceling the same or causing the title insurance company to insure over such lien or encumbrance; (K) the revocable nature of the right, if any, to maintain street and sidewalk vaults and other vault spaces, coal chutes, excavations, canopies, marquees and signs; (L) any matter that is the responsibility of any tenant (other than the Company or a Company Subsidiary, as the case may be); (M) any other non-monetary liens or encumbrances which would not materially interfere with the use and enjoyment of any Company Property as currently utilized by the Company or which are covered by any existing title insurance policy delivered by the Company to Acquiror; and (N) any other monetary liens or encumbrances that, with respect to all Company Properties, do not exceed $1 million in the aggregate or which are covered by any existing title insurance policy delivered by the Company to Acquiror.

(x)      “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity;

(xi)     “REIT” means a real estate investment trust within the meaning of Section 856 of the Code.

(xii)   a “Subsidiary” of any person means (a) another person with respect to which the first person is either the general partner, managing member or has a similar interest or (b) another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person;

(xiii)  “Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind whatsoever (together with any interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, (including dividend withholding and withholding pursuant to sections 1445 and 1446 of the Code), ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges;

(xiv)   “Tax Protection Agreement” shall mean any written or oral agreement to which the Company or any Company Subsidiary is a party pursuant to which (A) any liability to any person relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (B) in connection with the deferral of income Taxes of any person, the Company or the Company Subsidiaries have agreed to (1) maintain a minimum level of debt, continue a particular debt or allow a person to bear the risk of loss with respect to any indebtedness, (2) retain or not dispose of assets for a period of time that has not since expired, (3) make or refrain from making Tax elections, (4) operate (or refrain from operating) in a particular manner, and/or (5) only dispose of assets in a particular manner; and

(xv)    “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes.

(b)              Other Defined Terms.   The following terms shall have the meanings defined for such terms in the Sections of this Agreement set forth below:

Term	Section
Acquiror	Preamble
Acquiror Financial Advisor	4.10
Acquiror Plans	6.5(a)(iv)
Acquisition	5.2(f)(i)
Acquisition Proposal	5.2(f)(i)
Agreement	Recitals
Articles of Merger	1.2
Balance Sheet Date	3.6(c)
CERCLA	3.13
Certificate of Merger	1.2
Certificates	2.2(b)
Change in Board Recommendation	5.2(d)
Charter	1.5
Closing	1.3
Closing Date	1.3
Code	3.12(e)
Company	Preamble
Company Benefit Plans	3.16(a)
Company Common Stock	2.1(b)
Company Disclosure Schedule	Article III
Company Equity Plans	3.2
Company Financial Advisor	3.18
Company Material Contract	3.15(a)
Company Stock Option	2.4
Company Preferred Stock	3.2
Company Properties	3.11(a)
Company SEC Documents	3.6(a)
Company Series A Preferred Stock	2.1(d)
Company Series B Preferred Stock	2.1(e)
Company Stockholders’ Meeting	6.2(a)
Company Subsidiary	3.1(b)
Company Subsidiaries	3.1(b)
Company Termination Fee	8.3(b)
Confidentiality Agreement	6.3(b)
Counterproposal	5.2(d)
Covered Benefits	6.5(a)(iv)
Covered Persons	6.5(a)(iv)
Debt Commitment Letter	4.7(b)
Delaware Act	1.1
Effective Time	1.2
Encumbrance	3.1(b)
End Date	8.1(b)
Environmental Laws	3.13
Equity Commitment Letter	4.7(b)
ERISA	3.16(a)
Exchange Act	3.6(a)

Exchange Fund	2.2(a)
Expenses	8.3(a)
GAAP	3.6(b)
Guarantee	4.11
Guarantor	4.7(b)
Indemnified Parties	6.6(b)
IRS	3.12(a)
Legal Action	6.6(b)
Lender	4.7(b)
Maryland Department	1.2
Maximum Premium	6.6(c)
MGCL	1.1
Merger	Recitals
Merger Consideration	2.1(c)
Merger Sub	Preamble
NYSE	3.5
Option Consideration	2.4
Other Filings	6.4(c)
Paying Agent	2.2(a)
Permits	3.10
Proxy Statement	3.5
Qualifying Income	8.3(e)
REIT	9.12(a)(xi)
Required Company Stockholder Approval	3.1(a)
SEC	3.5
Securities Act	3.2(f)
Superior Proposal	5.2(f)(ii)
Surviving Corporation	1.1
Tax Return	9.12(a)(xv)
Termination Payment	8.3(e)
Transfer and Gains Taxes	6.9
Transferred Employee	6.5(a)(iv)

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

LBA REALTY FUND II—WBP LLC
By
Name:
Title:
LBA REALTY FUND II—WBP I LLC
By
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

BEDFORD PROPERTY INVESTORS, INC.
By
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]